Mail Stop 3561

March 11, 2008

Kay Krill
President and CEO
AnnTaylor Stores Corporation
7 Times Square
New York, NY 10036

> **Re:** **AnnTaylor Stores Corporation**
> **Form 10-K for Fiscal Year Ended**
> **February 3, 2007**
> **Filed March 22, 2007**
> **File No. 000-10738**

Dear Ms. Krill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director